SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Exa Corporation

(Name of Subject Company (Issuer))

3DS Acquisition 3 Corp.,

Dassault Systemes Simulia Corp.

and

Dassault Systèmes S.E.

(Name of Filing Persons (Offerors)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

300614500

(CUSIP Number of Class of Securities)

Florian Simon

Head of M&A—Legal Department

Dassault Systèmes S.E.

10 rue Marcel Dassault, CS 40501

78946 Vélizy-Villacoublay Cedex

France

Telephone:  +33 1 61 62 61 62

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Robert M. Katz

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY  10022

Telephone:  (212) 848-4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$402,681,062.80	$50,133.79

(1)         Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Calculated by adding (a) 15,168,269 shares of common stock of Exa Corporation issued and outstanding, multiplied by $24.25, the per share tender offer price, (b) 1,821,830 shares of common stock subject to outstanding stock options with an exercise price less than $24.25 per share, multiplied by $12.76, which is the offer price of $24.25 per share minus the weighted average exercise price for such options of $11.49 per share, and (c) 478,515 shares of common stock subject to outstanding restricted stock units, multiplied by $24.25, the per share tender offer price, in each case as of October 10, 2017.  The calculation of the filing fee is based on information provided by Exa Corporation as of October 10, 2017.

(2)         The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $50,133.79	Filing Party: 3DS Acquisition 3 Corp., Dassault Systemes Simulia Corp and Dassault Systèmes S.E.
Form or Registration No.: Schedule TO-T	Date Filed: October 12, 2017

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 filed with the Securities and Exchange Commission on November 17, 2017, amends and supplements the Tender Offer Statement filed on Schedule TO (as amended or supplemented, the “Schedule TO”) with the Securities and Exchange Commission on October 12, 2017, by: (i) 3DS Acquisition 3 Corp., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Dassault Systemes Simulia Corp., a Rhode Island corporation (“Parent”), and an indirect wholly owned subsidiary of Dassault Systèmes S.E., a European Company incorporated in France (“Dassault Systèmes”); (ii) Parent; and (iii) Dassault Systèmes.  The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (each, a “Share” and collectively, the “Shares”) of Exa Corporation, a Delaware corporation (“Exa”), at a price of $24.25 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 12, 2017 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and, together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.  All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule TO.

Item 1 through 9 and Item 11.

The Offer to Purchase and Item 1 through 9 and 11 of the Schedule TO, to the extent Item 1 through 9 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

“The Offer and withdrawal rights expired as scheduled on Thursday, November 16, 2017, at 12:00 midnight (the end of the day), New York City time.  The Depositary has advised Parent and Purchaser that, as of the Expiration Date, 12,383,691 Shares had been tendered pursuant to the Offer, which represented approximately 71% of the Fully Diluted Shares (excluding from the number of tendered Shares, but not from the outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the DGCL)).  In addition, as of such time, Notices of Guaranteed Delivery had been delivered for 18,202 Shares, which, when combined with the Shares tendered and not properly withdrawn from the Offer equal approximately 71% of the Fully Diluted Shares.

The number of Shares validly tendered into the Offer and not properly withdrawn (excluding Shares tendered pursuant to Notices of Guaranteed Delivery for which Shares were not yet delivered) satisfies the Minimum Condition.  All conditions to the Offer have been satisfied or waived and Purchaser has accepted for payment, and, on November 17, 2017, expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

As a result of its acceptance of the Shares tendered into the Offer, Purchaser acquired sufficient Shares to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of Exa.  Pursuant to the Merger Agreement, at the Effective Time, Purchaser merged with and into Exa, with Exa surviving as a wholly-owned subsidiary of Parent.  Each Share issued and outstanding immediately prior to the Effective Time (other than Shares (a) held in the treasury of Exa or owned by any direct or indirect wholly owned subsidiary of Exa, (b) owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent, or (c) in respect of which appraisal rights have been perfected in accordance with Section 262 of the DGCL) was canceled and converted into the right to receive an amount equal to the Offer Price, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law.  As a consequence of the Merger, the Shares are no longer listed on NASDAQ and will be deregistered under the Exchange Act.

The press release announcing the expiration of the Offer and the acceptance of Shares for payment is attached hereto as Exhibit (a)(5)(F).”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(F) Press release issued by Dassault Systèmes on November 17, 2017.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 2017

3DS ACQUISITION 3 CORP.

By:	/s/ *
Name:	Thibault de Tersant
Title:	Chief Financial Officer, Treasurer & Assistant Secretary

DASSAULT SYSTEMES SIMULIA CORP.

By:	/s/ *
Name:	Thibault de Tersant
Title:	Secretary

DASSAULT SYSTÈMES S.E.

By:	/s/ *
Name:	Thibault de Tersant
Title:	Senior EVP & CFO

*By:	/s/ FLORIAN SIMON
Name:	Florian Simon
Title:	Attorney-in-fact

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EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 12, 2017.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on October 12, 2017.*

(a)(5)(A)

Press release issued by Dassault Systèmes on September 28, 2017, originally filed as Exhibit (a)(5)(A) to the Schedule TO-C filed by Dassault Systèmes, Dassault Systemes Simulia Corp. and 3DS Acquisition 3 Corp. with the Securities and Exchange Commission on September 28, 2017, which is incorporated herein by reference.

(a)(5)(B)

Transcript of conference call on September 28, 2017, originally filed as Exhibit (a)(5)(B) to the Schedule TO-C filed by Dassault Systèmes, Dassault Systemes Simulia Corp. and 3DS Acquisition 3 Corp. with the Securities and Exchange Commission on September 28, 2017, which is incorporated herein by reference.

(a)(5)(C)

Revised transcript of conference call on September 28, 2017, originally filed as Exhibit (a)(5)(C) to the Schedule TO-C filed by Dassault Systèmes, Dassault Systemes Simulia Corp. and 3DS Acquisition 3 Corp. with the Securities and Exchange Commission on October 2, 2017, which is incorporated herein by reference.

(a)(5)(D)	Press release issued by Dassault Systèmes on October 12, 2017.*

(a)(5)(E)	Press release issued by Dassault Systèmes on November 10, 2017.*

(a)(5)(F)	Press release issued by Dassault Systèmes on November 17, 2017.

(b)	Not applicable.

(d)(1)

Agreement and Plan of Merger, dated as of September 27, 2017, among Dassault Systemes Simulia Corp., 3DS Acquisition 3 Corp. and Exa Corporation, originally filed as Exhibit 2.1 to Exa Corporation’s Form 8-K filed with the Securities and Exchange Commission on September 28, 2017, which is incorporated herein by reference.

(d)(2)	Confidentiality Agreement, dated July 1, 2017, by and between Exa Corporation and Dassault Systèmes S.E.*

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

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